

April 17, 2012

Mr. Norman King
Chief Executive Officer
Kalex Corp.
330 East 33rd Street, Suite 15M
New York, New York 10016

      Re: **Kalex Corp.**
            Form 10-K for the fiscal year ended June 30, 2011
            Filed February 7, 2012
            File No. 000-52177

Dear Mr. King:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

Management's Discussion and Analysis
Assets – Prepaid Advertising Expenses, page 15

1. You describe the company as a blank check company with no specific business plans or operations, and no current business target. As such, please explain the business purpose of this deal, whereby you have exchanged common stock for media credits. Tell us how and when you will use these media credits and why you believe this deal is in the best interest of the company.

Liquidity and Capital Resources, page 16

2. On page F-1, we note your independent accountants have modified their audit opinion to express substantial doubt regarding your ability to continue as a going concern. Please revise your liquidity discussion to disclose this fact along with your plan for addressing this concern over the next 12 months.

Item 9A(T). Controls and Procedures
Evaluation of Internal Controls over Financial Reporting, page 17

3. We note you have concluded that internal controls over financial reporting are not effective. In accordance with Regulation S-K, Item 308(a)(3), your disclosure must include a discussion of the material weaknesses identified during your evaluation. Please revise accordingly.

Financial Statements
Balance Sheet, page F-2

4. Please revise the equity section to specifically disclose the fact, if true, that 800,000,000 common shares are currently authorized. Your present disclosure is unclear.

Note 4 – Derivative Liability, page F-7

5. We note you have entered into an exchange agreement whereby you have agreed to issue 60,000,000 common shares in exchange for $15,000,000 worth of media credits. Based upon your disclosure, it appears you have not yet provided anything in exchange for the $15,000,000 prepaid media credit asset recorded on your balance sheet, as the 60,000,000 common shares have not been issued. You also state you were not authorized on the date of the agreement to issue the required 60,000,000 shares. It appears that, in lieu of issuing these shares, you have instead recorded a liability for the stated amount. As such, please address the following:

    *   Please explain your valuation of and accounting treatment for this transaction, including your basis in GAAP for this treatment.
    *   Tell us how the prepaid media credit of $15,000,000 meets the definition of an asset as described in FASB Concepts 6, paragraph 26.
    *   Tell us why you were not authorized to issue the 60,000,000 common shares at the time of the agreement.
    *   Explain why you believe you have a binding agreement with Bruce Zigler, and subsequently American Marketing Complex Int'l Inc., when you were not authorized to issue the 60,000,000 shares of common stock in exchange for the media credit. The language of the agreement appears to directly contradict this assumption.
    *   In this regard, it further appears that there is a restriction prohibiting American Marketing Complex from owning more than 9.99% of the outstanding common stock of the company. Therefore, it appears the maximum number of shares that may be issued to American Marketing Complex is 80,488, as disclosed on page 22. Please explain how this has been considered in your accounting treatment of this transaction, and tell us whether or not these shares have yet been issued.
    *   Explain how the $15,000,000 liability meets the definition of a derivative, and provide a detailed explanation on your accounting for this liability.
    *   Describe how you have used, or plan to use, any of the media credits in the agreement.

    We may have further comments upon review of your responses.

6. Refer to the Stock Agreement dated July 12, 2010, filed as Exhibit 10.1 to your Form 10-Q for the quarterly period ended September 30, 2010. Please provide us with a copy of the Addendum A-C as referenced in Section 1.2 of the agreement. In addition, we note under Section 4 of the agreement that a description of the media and services that may now be purchased must be provided not less frequently then every 180 days. Please also furnish us with a copy of the most recent such description that you have received.

Note 5 – Equity, page F-8

7. You state, on page 7, that you issued 1000 shares of Series A Preferred Stock to Mr. King on June 20, 2011. We also understand that each such share is convertible into 200,000 shares of common stock. If our understanding is correct, please supplementally explain how you valued and accounted for this transaction. Indicate, in your response, the trading price of your shares as of that date.

8. As a related matter, please tell us more about the nature and amount of the financial and advisory assistance provided by Mr. King over many years. It appears that Mr. King first became an officer and director in fiscal 2010. Please explain his relationship with the company prior to this event. In addition, please explain whether the fees and expenses incurred by the company that he extinguished were recorded in the financial statements of the company.

General

9. Please immediately file your Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2011, as these filings are currently delinquent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief